Exhibit A

Ceragon Selected by TIM Brazil to Participate in TIP 5G OpenRAN Trials

This trial marks a substantial step forward towards Ceragon’s involvement in Brazil’s future network deployments

Little Falls, New Jersey, April 5, 2021 - Ceragon Networks Ltd. (NASDAQ: CRNT), the global leader in wireless hauling solutions, announced today that it has been selected by TIM Brazil to participate in the joint work they are carrying out together with Telecom Infra-Project (TIP) and the National Telecommunication Institute (INATEL) to test providers for 5G OpenRAN.

The open field trial will take place on the INATEL campus, in Santa Rita do Sapucaí (MG), and will incorporate software and hardware vendors, operator~~s~~, university members and members of the TIP working groups. The trials will be led by TIP, who has been promoting open and disaggregated solutions for telecom networks. The trials aim to test and validate different combinations of OpenRAN components from various suppliers (“mix and match”) and their performance under conditions similar to that of a commercial network.

This news signifies great recognition of Ceragon’s Open Network hauling solutions and technology, as well as marks a substantial step forward towards Ceragon’s involvement in Brazil’s future networks deployments. For the purpose of this trial TIM Brazil will deploy Ceragon’s new generation, all-outdoor, ultra-high capacity IP-50E millimeter wave solution – capable of delivering up to 20 Gbps capacity today.

“The results of this trial will further strengthen the TIM and Ceragon relationship,” said Silmar Palmeira, Head of Architecture & Innovation Technology at TIM Brazil. We are pleased to have partners who share a vision of the future with TIM, giving more visibility and importance to open ecosystem initiatives. We believe that the project brings development initiatives to academia, companies and manufacturers, boosting the software industry.”

“We are very excited to have Ceragon onboard, they’ve been an active member in TIP, thus I’m confident their innovative technologies and strong expertise will be solid contributions to this project and instrumental for the success of the Open Field Program.” said Giovani Prado Siqueira, Head of TIP Technology LATAM from Facebook.

Ira Palti, President & CEO of Ceragon Networks, commented: “Ceragon is excited to be one of the few vendors selected by TIM Brazil to participate in its upcoming OpenRAN trials with TIP and INATEL. Ceragon’s IP-50 solutions were designed to offer best-in-class, cloud-native offerings for each of TIM Brazil’s network hauling domains – and surely the trial results will reflect just that. Ceragon is committed to helping TIM Brazil deploy the best, most flexible and cost-effective 5G network that delivers its customers the highest quality of experience.”

About Ceragon Networks

Ceragon Networks Ltd. (NASDAQ: CRNT) is the global leader in wireless hauling solutions. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul and fronthaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 5G & 4G, mission-critical multimedia services and other applications at high reliability and speed. Ceragon’s unique multicore technology and disaggregated approach to wireless hauling provides highly reliable, fast to deploy, high-capacity wireless hauling for 5G and 4G networks with minimal use of spectrum, power and other resources. It enables increased productivity, as well as simple and quick network modernization, positioning Ceragon as a leading solutions provider for the 5G era. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 400 service providers, as well as hundreds of private network owners, in more than 150 countries.

For more information about our company you should read Ceragon’s most recent Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission (SEC) by accessing the SEC’s website at www.sec.gov.

Investor & Media Contact:
Maya Lustig
Ceragon Networks
Tel. +972-54-677-8100
mayal@ceragon.com

Safe Harbor

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders. This press release contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, growth prospects, product development, financial resources, cost assumptions and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” or the negative of such terms, or other comparable terminology, although not all forward-looking statements contain these identifying words. Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such statements involve risks and uncertainties that may cause future results to differ materially from those anticipated. These risks and uncertainties include, but are not limited to, the effects of general economic conditions, the effect of the COVID-19 pandemic on the global markets and on the markets in which we operate, including the risk of a continued disruption to our and our customers’, providers’, business partners and contractors’ business and operations and the restrictions on operations created thereby, an adverse effect on our and our customers’ financial performance, cash flow, revenue and financial results, available cash and financing, and our ability to bill and collect amounts due from our customers as a result therefrom; the risks relating to the concentration of a significant portion of Ceragon’s expected business in certain countries and particularly in India, where a small number of customers are expected to represent a significant portion of our revenues; risks associated with any failure to meet our product development timetable; the risk that the rollout of 5G services could take longer or be performed differently than anticipated and such other risks, uncertainties and other factors that could affect our results, as further detailed in Ceragon’s most recent Annual Report on Form 20-F and in Ceragon’s other filings with the Securities and Exchange Commission.

Such forward-looking statements, including the risks, uncertainties and other factors that could affect our results, represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. Such forward-looking statements do not purport to be predictions of future events or results and there can be no assurance that it will prove to be accurate. Ceragon may elect to update these forward-looking statements at some point in the future but the company specifically disclaims any obligation to do so except as may be required by law. Ceragon’s public filings are available on the Securities and Exchange Commission’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.